UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M101

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,754,571*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,754,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,754,571*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 278,958,910 shares of Common Stock, which is the sum of the (a) 273,826,004 shares of Common Stock outstanding on November 30, 2016, as set forth in the Issuer’s prospectus (File No. 333-215318) filed under Rule 424(b)(3) with the Securities and Exchange Commission on January 10, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,754,571*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,754,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,754,571*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 278,958,910 shares of Common Stock, which is the sum of the (a) 273,826,004 shares of Common Stock outstanding on November 30, 2016, as set forth in the Issuer’s prospectus (File No. 333-215318) filed under Rule 424(b)(3) with the Securities and Exchange Commission on January 10, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,754,571*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,754,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,754,571*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 278,958,910 shares of Common Stock, which is the sum of the (a) 273,826,004 shares of Common Stock outstanding on November 30, 2016, as set forth in the Issuer’s prospectus (File No. 333-215318) filed under Rule 424(b)(3) with the Securities and Exchange Commission on January 10, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,754,571*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,754,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,754,571*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 278,958,910 shares of Common Stock, which is the sum of the (a) 273,826,004 shares of Common Stock outstanding on November 30, 2016, as set forth in the Issuer’s prospectus (File No. 333-215318) filed under Rule 424(b)(3) with the Securities and Exchange Commission on January 10, 2017, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

Note to Schedule 13D

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 28, 2015 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on July 30, 2015 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on September 23, 2015 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on October 19, 2015 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on September 1, 2016 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on November 4, 2016 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed on November 14, 2016 (“Amendment No. 9”), and Amendment No. 10 to the Original Schedule 13D filed on December 15, 2016 (“Amendment No. 10” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 11, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 11 is being filed by the Reporting Persons to report a decrease by more than one percent in the percentage of Common Stock beneficially owned by the Reporting Persons resulting from an increase in the number of shares of Common Stock outstanding based on information contained in the Issuer’s prospectus (File No. 333-215318) filed under Rule 424(b)(3) with the Securities and Exchange Commission on January 10, 2017 and the dispositions of shares of Common Stock described in Item 5(c) herein.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of January 10, 2017, Maxwell is the direct beneficial owner of 59,621,665 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and the 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

As of January 10, 2017, Maxwell is the direct beneficial owner and deemed beneficial owner of 64,754,571 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of January 10, 2017 (as set forth in the prior paragraph) by (ii) 278,958,910 shares of Common Stock, which is the sum of the (a) 273,826,004 shares of Common Stock outstanding on November 30, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 64,754,571 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 64,754,571 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 64,754,571 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) On January 6, 2017, Maxwell disposed of 484,474 shares of Common Stock at a price of $0.8015 per share. On January 9, 2017, Maxwell further disposed of 588,373 shares of Common Stock at a price of $0.8188 per share. On January 10, 2017, Maxwell further disposed of 427,206 shares of Common Stock at a price of $0.8103 per share.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 11, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director